

KINGSCROWD

Annual Report

2018

Annual Report 2018

Throughout this document, mentions of KingsCrowd refer to Kings Crowd LLC, a limited liability company formed on December 14, 2017 in Delaware (the "Company"). The Company's physical address is 695 Atlantic Ave, Boston, MA 02111.

You may contact the Company by emailing chris@kingscrowd.com. This annual report is posted on the Company's web site, kingscrowd.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

This document was prepared with the help of Netcapital Systems, LLC ("Netcapital"). Netcapital has not taken any steps to verify the adequacy, accuracy, or completeness of any information. Neither Netcapital nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Table of Contents

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Kings Crowd LLC ("KingsCrowd" or "Company") is a limited liability company formed on December 14, 2017, in Delaware. The Company's physical address is 695 Atlantic Ave., Boston, MA 02111. The Company's web site may be accessed at kingscrowd.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Christopher Lustrino

Board positions with KingsCrowd

Dates	Position	Principal occupation
03/2018- Current	Manager	Founder & CEO

Positions with KingsCrowd

Dates	Position	Responsibilities
03/2018- Current	Founder & CEO	Manages all company strategy, capital raising, business development and product development functions.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
05/2016- 05/2018	Simple.Innovative. Change	*Title:* Founder & Writer *Principal Occupation:* Fintech publication *Responsibilities:* Created a Fintech publication focused on alternative investments and lending.
07/2016- 05/2018	Freebird	*Title:* Business Associate *Principal Business:* Travel tech startup *Responsibilities:* Ran finance operations.
09/2014- 07/2017	LEK Consulting	*Title*: Associate Consultant *Principal Business*: Private Equity *Responsibilities*: Focused on private equity due diligence.

Cecilia Lenk

Board positions with KingsCrowd

Dates	Position	Principal Occupation
05/2018- Current	Manager	CEO, ValueSetters, Inc.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
07/2017- Current	ValueSetters, Inc.	*Title*: CEO *Principal Business*: Financial Services *Responsibilities*: Oversees the business.
05/2012- 01/2017	FableVision	*Title:* Creative Strategist *Principal Occupation:* Education and Media

		Responsibilities: Manager and creative strategy.
06/2012- Current	LaunchPad Venture Group	Title: Angel Investor
		Principal Occupation: Start-Up Investing
		Responsibilities: Invest in startups.

Daniel Waterman

Board positions with KingsCrowd

Dates	Position	Principal occupation
05/2018- Current	Manager	Manager, Nantascot LLC

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
06/2012- Current	Nantascot, LLC	Title: Manager
		Responsibilities: Managing Nantascot.
12/2015- Current	Coldwell Banker Residential Real Estate	Title: Realtor
		Principal Business: Real Estate
		Responsibilities: Manage real estate sales.

Sean O'Reilly

Positions with KingsCrowd

Dates	Position	Responsibilities
06/2018- Current	Chief Content Officer	Manages content of site and assist with marketing and operations.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
08/2017- present	Wilson Boulevard Content	*Title*: Principal *Principal Business*: Financial Content Publishing *Responsibilities*: Produces financial content for clients.
11/2015- 08/2017	Motley Fool	*Title:* Copywriter & Contributing Energy & Industrial Analyst/Editor *Principal Business:* Public stock recommendations *Responsibilities:* Copywriter & Contributing Energy & Industrials Analyst / Editor.

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Nantascot LLC owns 700,000 units of common units, representing a voting power of 27.88%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

KingsCrowd aims to provide the infrastructure for startup investment decisions with a platform agnostic ratings and analytics solution including 4 key components.

We plan to sell across B2C, B2B and B2B2C via monthly/annual subscriptions:

The four components of the business include:

1. Education: "How to guides" and tools, expert editorial content, community Slack channel
2. Research: Crowdsourced research, in-house market research, Founder webinars
3. Analytics: Market and individual deal analytics
4. Ratings: Standardized company ratings of all companies conducting online private market raises.

We provide deal aggregation, but still put the burden of determining, where, what and who to invest in on the individual.

We remove the burden from the individual / institution by answering these questions through (1) Investor education, (2) In-depth market and deal research, (3) Standardized / searchable market and deal analytics, (4) Standardized / searchable deal ratings.

5. How many employees does the Company currently have? (§ 227.201(e))

2

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. Many of the key responsibilities of our business have been assigned to one individual. Our ability to implement adequate internal controls depends, in part, on our ability to attract trained professional staff that allows us to segregate duties among several individuals.
2. We may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted. As well, current laws, which predate or are incompatible with the Internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market. The application of such pre-existing laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet. The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our products and services, increase our cost of doing business or could otherwise have a material adverse effect on our business, revenues, operating results and financial condition.
3. Our success depends in part on our ability to grow and take advantage of efficiencies of scale. We believe our software will expand and allow tens of thousands of additional users. However, we may need additional servers, bandwidth and other fixed expenses to support an increased customer base and we cannot be certain that our projections of our hardware and software needs are accurate if the user base rapidly increases. To accomplish our growth strategy, we may be required to raise and invest additional capital and resources and expand our marketing efforts in several geographic markets. We cannot be assured that we will be successful in raising the required capital
4. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract new customers and/or retain new customers, our business, results of operations and financial condition may be materially adversely affected.
5. We continue to seek technical and managerial staff members, although we cannot compensate them until we have raised additional capital or purchased a business that generates cash flow from operations. We believe it is important to negotiate with potential candidates and, if appropriate, engage them on a part-time basis or on a project basis and compensate them at least partially, with a stock option grant. There is a high demand for highly trained and managerial staff members. If we are not able to fill these positions, it may have an adverse affect on our business.
6. We reserve the right to make future offers and sales, either public or private, of our securities, including membership interest units or securities convertible into membership interest units at prices differing from the price of the units previously issued. In the event that any such future sales of securities are affected or we use our membership interest units to pay our obligations, an investor's pro rata ownership interest may be reduced.
7. If the Company is unable to raise additional capital on acceptable terms, it may be unable to complete planned product innovations or commercialize additional products. The Company will require substantial future capital in order to continue to conduct research and development and

grow market size. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's business, financial condition and results of operations because the Company would be left without the capital required to complete product development, or establish sales, marketing and manufacturing capabilities.

8. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market.

9. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stages of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

10. Any valuation at this stage is difficult to assess. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

11. The transferability of the securities you are buying is limited. Any unit purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the unit that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the unit back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

12. Your investment could be illiquid for a long time or may never become liquid. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the shares or units you receive in the Netcapital offering. More importantly, there is no regular, established market for these shares or units and there may never be one. As a result, if you decide to sell these units in the future, you may not be able to find a buyer. While Netcapital currently offers a secondary transfer platform that may permit you to sell your shares to eligible buyers, there is no guarantee that you either will be able to sell your shares or units or sell them at prices that you may consider attractive or that this secondary trading platform will continue to be operated by Netcapital.   It is possible that the Company could be acquired at some point in the future or could conduct one or more offerings, public or private, that might provide liquidity to you. However, that may never happen or it may happen at a price that results in you losing money on this investment.

13. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Some of our products are still in the prototype phase and might never be operational products. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination

that the business model, or some other factor, will not be in the best interest of the Company and its unitholders.

14. The Company may need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

15. Our new product could fail to achieve the sales projections we expected. Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are an early stage company and have not yet generated any profits since KingsCrowd was formed in December 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. KingsCrowdhas incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of securities of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount outstanding	Voting rights	Other terms
Units	2,458,745	Yes	N/A

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of you investment in the securities that you purchase, and you may never see positive return.

The founders may elect to raise additional outside capital, authorize more shares of the company, create a debt offering, or close the business if circumstances arise that would necessitate such a step.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions. (portions of § 227.201(m))

Our securities may be valued in the future based on market research. At this time they are valued by the issuer's discretion.

Future valuations may depend on market opportunities. The immediate addressable market valuation details are based on the user-base of the top three platforms in equity crowdfunding; SeedInvest, WeFunder, and StartEngine. Our valuation is based on the potential opportunity, which we believe is about 500K+ investors (SeedInvest lists 242K on its website, Wefunder lists 187K on its website and StartEngine lists 150K+ on its offering page).

At an avg. $30 / month price point, we estimate 2% -2.5% of the market is currently addressable as willing to pay for a subscription membership for research and ratings, which creates an immediately addressable market of $4- $5M that we think is currently untouched to date. These are projections of what we think is addressable for our solution that has shown early signs of product market fit.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties; and a description of (portions of § 227.201(m))

Those investors who purchased membership units through Netcapital have a minority ownership in KingsCrowd and are subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Not applicable.

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
08/2018	Common Units	$106,999.20	Reg. CF Section 4(a)(6)	Product development and customer acquisition
10/2018	Common Units	$14,350.56	Reg. CF Section 4(a)(6)	Product development and customer acquisition
01/2019	Common Units	$45,696.60	Reg. CF Section 4(a)(6)	Product development and customer acquisition

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the issuer; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

No such transactions have occurred or are currently proposed.

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the issuer are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the Company in this question refers to the Company and its predecessors, if any. (§ 227.201(s))

2017 Financial Update:

KingsCrowd had no operating history in 2017. KingsCrowd did not raise any capital before its formation in December 2017. The Company's activities from December 2017 to before its first crowdfunding round have consisted of formation activities, product development, and Financial Statement (including Income Statement, Balance Sheet, Cash Flow Statement, Change in Equity Statement, and Principal Executive Certification) preparations to raise capital. At this time all the members of Kingscrowd have worked exclusively for equity. Members of the company will continue to do so until we've raised sufficient capital to begin paying salaries.

2018 Financial Update:

Kings Crowd LLC successfully raised $106,999.20 in a Regulation CF crowdfunding in August 2018 and $14,350.56 in October 2018. The proceeds have been used for product development and marketing, and we wish to continue developing our software and obtaining new users. We have been frugal with our cash resources, and we still retain most of the cash raised in August. We have steadily gained users since the launch of our website and we have more than 1,000 users. We try to convert users into subscribers, and we offer two products for sale, our Crowd Access service for $10 a month and our Pro Access service for $20 a month. We offer online education, research, analytics and ratings for investors who are seeking to invest in startups. We recently began generating nominal revenues from subscribers. We believe we can continue to maintain a lower level of fixed general and administrative expenses until we are able to generate more revenue. We are in the early stages of our development.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

KingsCrowd has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

KingsCrowd will file a report electronically with the SEC annually and post the report on its web site (kingscrowd.com) no later than 120 days after the end of each fiscal year covered by the report.

Kings Crowd, LLC
A Delaware Limited Liability Company

Financial Statements and Independent Auditor's Report
December 31, 2018 and 2017

Kings Crowd, LLC

TABLE OF CONTENTS



To the Managing Member of
Kings Crowd, LLC
Boston, MA

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Kings Crowd, LLC, which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2018 and for the period from December 14, 2017 (inception) to December 31, 2017, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kings Crowd, LLC as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the year ended December 31, 2018 and for the period from December 14, 2017 (inception) to December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that Kings Crowd, LLC (the "Company") will continue as a going concern. As described in Note 3 to the financial statements, the Company has not generated profits nor significant revenues since inception and has sustained a net loss of $60,585 for the year ended December 31, 2018. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
April 12, 2019

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

KINGS CROWD, LLC
BALANCE SHEETS
As of December 31, 2018 and 2017

		2018		2017
ASSETS				
Current Assets:				
Cash and cash equivalents	$	65,613	$	-
Subscription receivable		646		-
Total Current Assets		66,259		-
Non-Current Assets:				
Property and equipment, net		1,548		-
Goodwill		162,571		-
Total Non-Current Assets		164,119		-
TOTAL ASSETS	$	230,378	$	-
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts payable	$	1,009	$	-
Deferred revenue		1,447		-
Total Current Liabilities		2,456		-
Members' Equity:		227,922		-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	230,378	$	-

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-3-

KINGS CROWD, LLC
STATEMENTS OF OPERATIONS
For the year ended December 31, 2018 and for the period from December 14, 2017 (inception) to December 31, 2017

	2018		2017	
Net revenues	$	2,293	$	-
Cost of revenues		31,425		-
Gross profit/(loss)		(29,132)		-
Operating Expenses:				
General and administrative		18,283		-
Sales and marketing		13,170		-
Total Operating Expenses		31,453		-
Loss from operations		(60,585)		-
Other Income/(Expense):				
Interest income		-		-
Interest expense		-		-
Total Other Income/(Expense)		-		-
Net loss	$	(60,585)	$	-

KINGS CROWD, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the year ended December 31, 2018 and for the period from December 14, 2017 (inception) to December 31, 2017

	Common Units	Total Members' Equity
Balance at December 14, 2017 (inception)	-	$ -
Issuance of common units	2,000,000	-
Net loss	-	-
Balance at December 31, 2017	2,000,000	-
Issuance of common units - founders	249,552	-
Issuance of common units - Reg CF	118,876	139,899
Issuance of common units - acquisition	90,317	162,571
Offering costs	-	(13,963)
Net loss	-	(60,585)
Balance at December 31, 2018	2,458,745	$ 227,922

KINGS CROWD, LLC
STATEMENTS OF CASH FLOWS
For the year ended December 31, 2018 and for the period from December 14, 2017 (inception) to December 31, 2017

		2018		2017
Cash flows from operating activities				
Net loss	$	(60,585)	$	-
Adjustments to reconcile net loss to net cash used				
in operating activities:				
Depreciation		194		-
Changes in operating assets and liabilities:				
Increase/(Decrease) in accounts payable		1,009		-
Increase/(Decrease) in deferred revenue		1,447		-
Net cash used in operating activities		(57,935)		-
Cash flow from investing activities				
Purchases of property and equipment		(1,742)		-
Net cash used in investing activities		(1,742)		-
Cash flow from financing activities				
Proceeds from issuance of common units		139,253		-
Offering costs		(13,963)		
Net cash provided by financing activities		125,290		-
Net change in cash		65,613		-
Cash at beginning of the period		-		-
Cash at end of the period	$	65,613	$	-
Supplemental Disclosure of Cash Flow Information:				
Cash paid for interest expense	$	-	$	-
Cash paid for income tax	$	-	$	-
Supplemental Disclosure of Non-Cash Financing Activity				
Fair value of common units issued in assets acquisition	$	162,571	$	-

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

KINGS CROWD, LLC
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2018 and 2017, for the year ended December 31, 2018, and for the period from December 14, 2017 (inception) to December 31, 2017

NOTE 1: NATURE OF OPERATIONS

Kings Crowd, LLC (the "Company"), is a limited liability company organized December 14, 2017 under the laws of Delaware, and headquartered in Boston, Massachusetts. The Company seeks to bring together financial experts and technologists to help investors make more informed startup investment decisions on crowdfunding portals by providing the infrastructure for startup business investment decision making based on four key components:

- Education - Providing expert editorial content in addition to "how-to" guides and tools.
- Analytics - Offering standardized deal ratings and synthesized data analytics.
- Research - Combining in-house market research with crowd-sourced research.
- Recommendations - Providing "Top Deal" picks and access to expert network due diligence.

As of December 31, 2018, the Company has not yet commenced planned full-scale principal operations nor generated significant revenue. The Company's activities since inception have primarily consisted of product development, business development, and efforts to raise additional capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors.

Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 and 2017, the Company has no receivables.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives, which is currently estimated at 3 years for the Company's equipment. Management periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of December 31, 2018 and 2017, no property and equipment have been impaired.

As of December 31, 2018 and 2017, property and equipment consisted of the following:

	2018	2017
Equipment	$ 1,742	$ -
Less: Accumulated depreciation	(194)	-
Property and equipment, net	$ 1,548	$ -

Depreciation totaled $194 and $0 for the years ended December 31, 2018 and 2017, respectively.

Goodwill

The Company's goodwill balance of $162,571 as of December 31, 2018 is the result of its acquisition of Crowditz, LLC, as discussed in Note 5. The goodwill was assessed for impairment and the Company determined that no impairment exists as of December 31, 2018.

Subscription Receivable

The Company records membership unit issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to members' equity on the balance sheet.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Unfulfilled orders are recorded as deferred revenues and amounted to $1,447 and $0 as of December 31, 2018 and 2017, respectively.

Costs of Revenues

Costs of revenues include merchant fees and fees of subcontractors.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2018 and 2017 totaled $13,170 and $0, respectively.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits nor significant revenues and has sustained a net loss of $60,585 during the year ended December 31, 2018.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: MEMBERS' EQUITY

At inception, the Company had a single class of common units authorized, of which 1,000 were granted to its founding members, and each unit has equal voting rights and profit interests in the Company. These units have been issued to the founding members and have been attributed zero value in these financial statements. In June 2018, the Company effected a 2,000-for-1 reverse split, increasing the total granted units from 1,000 to 2,000,000. All unit references reflected in these financial statements are indicative of post-split figures.

In 2018, the Company issued advisors and consultants to the Company a total of 249,552 common units. These units have been attributed zero value in these financial statements.

During 2018, the Company conducted two securities offerings under Regulation Crowdfunding, where the Company sold a total of 118,876 common units for gross proceeds of $139,899. Of such, 108,348 common units were issued at $1.12 per common unit for gross proceeds of $121,350 and 10,528 common units were issued at $1.80 per common unit for gross proceeds of $18,549.

As discussed in Note 5, the Company issued 90,317 common units in November 2018 in conjunction with an asset acquisition agreement. These common units were valued at $162,517 and recognized as a contribution to members' equity.

As of December 31, 2018 and 2017, 2,458,745 and 2,000,000 common units were issued and outstanding. Certain unit issuances were under restricted unit purchase agreements which stipulated repurchase options subject to vesting schedules dependent upon the unitholders' continued service to the Company, with the repurchase price set at the issuance price per share. As of December 31, 2018 and 2017, 544,144 and 400,000 common units were unvested and remained subject to the repurchase option.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: ACQUISITION

In November 2018, the Company acquired certain assets of Crowditz, LLC through an asset purchase agreement. The acquisition was accounted for using the acquisition method, in which acquired assets are recorded at fair value. In consideration for the assets acquired, the Company issued 90,317 common units to the owners of Crowditz, LLC, which were valued at $162,571 based on the price of the Company's common units in the Regulation Crowdfunding offering which was open and actively receiving investments at such price at the date of the acquisition. The assets acquired consisted of domains, software, newsletter subscribers, images, and computer equipment. No liabilities were assumed in the acquisition. Goodwill of $162,571 was recognized in this acquisition and no other assets were recorded from this transaction.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Regulation Crowdfunding Offering

In 2019, the Company continued its Regulation Crowdfunding offering discussed in Note 4, offering common units at $1.80 per common unit. The Company has issued 15,082 common units for gross proceeds of $27,148 in 2019 through the issuance of these financial statements.

Common Unit Issuances

In 2019, the Company issued 37,096 common units to advisors and consultants. These issuances are subject to vesting terms of 3-48 months.

Management's Evaluation

Management has evaluated subsequent events through April 12, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.